April 1, 2020

Weng Kung Wong
Chief Financial Officer
Prime Global Capital Group Incorporated
E-5-2 Megan Avenue 1, Block E
Jalan Tun Razak
50400 Kuala Lumpur, Malaysia

       Re: Prime Global Capital Group Incorporated
           Form 10-K for the fiscal year ended October 31, 2019
           Filed February 3, 2020
           File No. 000-54288

Dear Mr. Wong:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction